Filed pursuant to Rule 424(b)(3)
Registration No. 333- 210387

PROSPECTUS SUPPLEMENT NO. 1

4,156,757 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated April 7, 2016, which constitutes part of our registration statement on Form S-1 (No. 333-210387) relating to up to 4,156,757 shares of our common stock. This prospectus supplement includes our current report on Form 8-K filed May 3, 2016. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2016

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of principal executive offices)		30092 (Zip Code)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01.           Entry into a Material Definitive Agreement.

Agreements with Holders of Series C Preferred Stock

Between April 27 2016 and May 3, 2016, Guided Therapeutics, Inc. (the “Company”) entered into various agreements with certain holders of the Company’s Series C preferred stock, including John Imhoff, the chairman of the Company’s board of directors, pursuant to which those holders separately agreed to exchange each share of Series C preferred stock held for 2.25 shares of the Company’s newly created Series C1 preferred stock and 9,600 shares of the Company’s common stock (the “Series C Exchanges”). In connection with the Series C Exchanges, each holder also agreed to roll over the $1,000 stated value per share of the holder’s shares of Series C1 preferred stock into the next qualifying financing undertaken by the Company on a dollar-for-dollar basis and, except in the event of an additional $50,000 cash investment in the Company by the holder, to execute a customary “lockup” agreement in connection with the financing. In total, for 1,916 shares of Series C preferred stock to be surrendered, the Company will issue 4,312 shares of Series C1 preferred stock and 18,396,800 shares of common stock.

The Series C1 preferred stock has terms that are substantially the same as the Series C preferred stock, except that the Series C1 preferred stock does not pay dividends (unless and to the extent declared on the common stock) or at-the-market “make-whole payments.” See Item 5.03, incorporated in this Item 1.01 by reference, for a description of the material terms of the Series C1 preferred stock.

Separately, on April 27, 2016, the Company entered into a Rollover and Amendment Agreement with another holder of Series C preferred stock, Aquarius Opportunity Fund, pursuant to which Aquarius agreed to roll over any shares of Series C preferred stock (stated value plus make-whole dividend), as well as any remaining principal and accrued interest on the Company’s convertible promissory note Aquarius holds, into the Company’s next financing, all on a dollar-for-dollar basis, as long as the next financing involves at least $1 million in cash from investors unaffiliated with Aquarius. Aquarius also agreed to return to the Company for cancelation warrants exercisable for 7,148,813 shares of the Company’s common stock that it holds. Except in the event of an additional $50,000 cash investment by Aquarius in the Company’s next financing, Aquarius has agreed to execute a customary “lockup” agreement in connection with the financing. Finally, Aquarius, as the holder of a majority of the outstanding Series C preferred stock, agreed to amend the Series C stock purchase agreement to eliminate any participation rights held by the Series C shareholders and to waive operation of certain anti-dilution provisions of the Series C that would otherwise be triggered by the transactions described in this Item 1.01.

The above descriptions are qualified in their entirety by reference to the form of letter agreement and the Aquarius agreement, attached as Exhibit 10.1 and 10.2, respectively, to this current report and incorporated herein by reference.

This current report on Form 8-K is neither an offer to sell nor the solicitation of an offer to buy any securities. The securities described above have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Item 3.02           Unregistered Sales of Equity Securities

The information set forth under Item 1.01 is incorporated by reference into this Item 3.02. Each issuance of securities described in Item 1.01 was made by the Company in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, for securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

Item 5.03           Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The Series C1 Preferred Stock has the terms set forth in the Certificate of Designations of Preferences, Rights and Limitations of Series C1 Convertible Preferred Stock (the “Preferred Stock Designation”), which was filed with the Secretary of State of the State of Delaware on May 3, 2016.

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Pursuant to the Preferred Stock Designation, shares of Series C1 preferred stock will be convertible into the Company’s common stock by their holder at any time. The initial conversion price is expected to be $0.05010 per share, such that each share of Preferred Stock would convert into 19,961 shares of the Company’s common stock, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions, as set forth in the Preferred Stock Designation.

Holders will be entitled to receive dividends (other than common stock dividends) on shares of Series C1 preferred stock on an as-if-converted-to-common-stock basis equal to and in the same form as dividends actually paid on shares of the common stock. The Series C1 preferred stock generally has no voting rights except as required by Delaware law. The Series C1 preferred stock ranks equally with the Company’s Series C preferred stock and, upon the Company’s liquidation or sale to or merger with another corporation, each share of Series C1 preferred stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends.

The above description is qualified in its entirety by reference to the Preferred Stock Designation, attached as Exhibit 3.1 to this current report and incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits

(d)           Exhibits.

Number	Exhibit
3.1	Series C1 Preferred Stock Certificate of Designations
10.1	Form of Letter Agreement (Exchange of Series C Preferred Stock)
10.2	Rollover and Amendment Agreement, dated April 27, 2016, by and among the Company and Aquarius Opportunity Fund

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

/s/ Gene S. Cartwright_______________________
By: Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Date: May 3, 2016

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EXHIBIT INDEX

Number	Exhibit
3.1	Series C1 Preferred Stock Certificate of Designations
10.1	Form of Letter Agreement (Exchange of Series C Preferred Stock)
10.2	Rollover and Amendment Agreement, dated April 27, 2016, by and among the Company and Aquarius Opportunity Fund

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